Exhibit 11

       THE WASHINGTON POST COMPANY

CALCULATION OF EARNINGS PER SHARE OF COMMON STOCK

(In thousands of shares)

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	June 30,	July 1,	June 30,	July 1,
	2002	2001	2002	2001

Number of shares of
Class A and Class B
common stock outstanding
at beginning of period	9,498	9,484	9,495	9,460

Issuance of shares of
Class B common stock
(weighted), net of forfeiture
of restricted stock awards	5	1	6	22

Shares used in the
computation of basic
earnings per common share	9,503	9,485	9,501	9,482

Adjustment to reflect
dilution from common stock
equivalents	18	17	15	18

Shares used in the
computation of diluted
earnings per common share	9,521	9,502	9,516	9,500

Net income available for
common shares	$50,885	$14,229	$ 61,966	$212,757

Basic earnings per common
share	$ 5.35	$ 1.50	$ 6.52	$ 22.44

Diluted earnings per
common share	$ 5.34	$ 1.50	$ 6.51	$ 22.39